FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2005

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s launches new treatment modality for Osteoarthritis,” March 24, 2005.
(2)	Press Release, “Dr. Reddy’s and ICICI Venture announce USD 56 million-partnership for the commercialization of ANDAs” March 28, 2005.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s launches new treatment modality for Osteoarthritis

Hyderabad, India, March 24, 2005:

Dr. Reddy’s Laboratories (Dr. Reddy’s) has launched Celadrin, a product that helps reduce pain and inflammation in patients with osteoarthritis and other joint related problems, through an alliance with Cymbiotics (USA). Celadrin was developed by Imagenetix (IAGX), USA, and is licensed to Cymbiotics Inc.

Commenting on the launch, Mr. Satish Reddy, Managing Director and COO, Dr. Reddy’s, said, “Dr. Reddy’s is emerging as the ‘partner of choice’ for many innovators in health care on account of our strong brand equity and extensive reach in the Indian market. Celadrin will enhance the treatment options available to medical practitioners in India.”

Mr. Bill Spencer, CEO, Imagenetix, said, “Celadrin has been shown to be helpful in reducing pain and inflammation in joint disorders. Celadrin contains a proprietary complex of Cetylated Fatty Acid Esters and Omega-3 fatty acids (EPA and DHA) that can be safely used in the treatment of arthritis.”

Dr. William Kraemer and other researchers of the University of Connecticut, have shown (Journal of Rheumatology, 2004), that the topical cream acts quickly in reducing joint pain and inflammation. “Topical treatment with the Cetylated fatty acids significantly [improved] balance, stair climbing ability, ability to rise from a chair, and walking,” the authors point out. The product will be available as capsules and cream (30 gm tube).

About Dr. Reddy’s

Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, Asia Pacific, India and China.

The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

About Imagenetix

Imagenetix, Inc., based in San Diego, CA (USA), is an innovator of scientifically tested, natural-based, proprietary bioceutical products that enhance human and animal health. The Company develops, formulates and private-labels, proprietary, leading edge formulations, skin care products and nutritional supplements to be marketed globally through multiple channels of distribution. Imagenetix also develops and formulates proprietary patentable products with the intention of entering into licensing agreements with pharmaceutical partners. For more information, visit www.imagenetix.net

About Cymbiotics

Cymbiotics, Inc., based in San Diego, CA (USA), is a bio-pharmaceutical company that designs, develops, validates and introduces innovative disease-specific formulations in pain management, cardiovascular disease, periodontal disease, urinary incontinence and other inflammation management-related conditions. They promote their products in the ethical and professional markets worldwide. For more information, visit www.cymbiotics.net.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s and ICICI Venture announce USD 56 million-partnership for the commercialization of ANDAs

Hyderabad, India, March 28, 2005:

Dr. Reddy’s and ICICI Venture announce USD 56 million-partnership for the commercialization of ANDAs

•	Dr. Reddy’s unique initiative to partner with India’s largest private equity investor for pipeline expansion for the U.S. Generics market

•	Dr. Reddy’s to leverage global scale and infrastructure for pipeline expansion

•	ICICI Venture to share product development costs

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that the Company has entered into a USD 56 million agreement with ICICI Venture Funds Management Company for the development and commercialization of ANDAs to be filed in 2004-05 and 2005-06.

Under the terms of the agreement, ICICI Venture will fund the development, registration and legal costs related to the commercialization of ANDAs on a pre-determined basis. This agreement covers most of the ANDAs to be filed by Dr. Reddy’s during the years 2004-05 and 2005-06. On commercialization of these products, Dr. Reddy’s will pay ICICI Venture royalty on net sales for a period of 5 years. The specific financial terms of the agreement have not been disclosed.

Under the terms of the agreement, ICICI Venture will fund USD 22.5 million dollars in the first phase with an option to invest an additional USD 33.5 million dollars in the second phase.

Commenting on the partnership, GV Prasad, Chief Executive Officer, said, “We are pleased to partner with ICICI Ventures in what I believe is an unique R&D funding model. This model will enable us to share the product development costs while leveraging our global scale and infrastructure. We look forward to a successful partnership with ICICI Venture.”

Commenting on the partnership, Renuka Ramnath, Managing Director and Chief Executive Officer, ICICI Venture, said, “This is an exciting and new concept of R&D risk capital funding model in India. The innovative structure of the deal is part of our continuing philosophy of promoting India’s story. We believe that Dr. Reddy’s commitment to R&D will make this partnership successful and mutually beneficial.”

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.

Contact Information

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

About ICICI Venture

ICICI Venture, incorporated in 1988, as a wholly owned subsidiary of ICICI Bank, is the most experienced and largest private equity and venture fund management company in India with funds currently under management in excess of Rs.20 billion (USD 400 million). Over the last 15 years, ICICI Venture has been successful in identifying trends well ahead of the curve; be it retail, media and entertainment, information technology, real estate or pharmaceuticals and biotechnology. During this period ICICI Venture launched and managed 8 funds with a corpus exceeding Rs. 20 billion (USD 400 million). Each fund had a distinct investment theme and ICICI Venture today has some of the best known and managed companies in India in its portfolio.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: April 6, 2005		Name:	V. Viswanath
		Title:	Company Secretary